Exhibit 12.1

Simon Property Group, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands)

	For the year ended December 31,				
	2004	2003	2002	2001	2000
Earnings:					
Pre-tax income from continuing operations	$ 462,175	$ 456,675	$ 542,978	$ 282,460	$ 346,770
Add:					
Pre-tax income from 50% or greater than 50% owned unconsolidated entities	46,125	59,165	47,939	62,448	50,377
Minority interest in income of majority owned subsidiaries	9,687	7,277	10,498	10,593	10,370
Distributed income from less than 50% owned unconsolidated entities	45,909	42,939	37,811	51,740	45,948
Amortization of capitalized interest	2,533	1,850	1,876	1,706	1,323
Fixed Charges	778,280	703,947	694,291	726,007	776,347
Less:					
Income from unconsolidated entities	81,113	(99,645)	(78,695)	(67,116)	(56,773)
Interest capitalization	(15,546)	(11,059)	(5,507)	(10,325)	(20,108)
Preferred distributions of consolidated subsidiaries	(21,220)	(12,044)	(11,340)	(26,085)	(40,602)
Earnings	**$1,389,056**	**$1,149,105**	**$1,239,851**	**$1,031,428**	**$1,113,652**
Fixed Charges:					
Portion of rents representative of the interest factor	7,197	5,620	4,298	4,977	5,078
Interest on indebtedness (including amortization of debt expense)	734,317	675,224	673,146	684,620	710,559
Interest capitalized	15,546	11,059	5,507	10,325	20,108
Preferred distributions of consolidated subsidiaries	21,220	12,044	11,340	26,085	40,602
Fixed Charges	**$ 778,280**	**$ 703,947**	**$ 694,291**	**$ 726,007**	**$ 776,347**
Preferred Stock Dividends	42,346	55,138	64,201	51,360	36,808
Fixed Charges and Preferred Stock Dividends	**$ 820,626**	**$ 759,085**	**$ 758,492**	**$ 777,367**	**$ 813,155**
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	**1.69x**	**1.51x**	**1.63x**	**1.33x**	**1.37x**

For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to income (loss) from continuing operations including income from minority interests and our share of income (loss) from 50%-owned affiliates which have fixed charges, and including distributed operating income from unconsolidated joint ventures instead of income from unconsolidated joint ventures. There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses and amortization of debt issue costs.

The computation of ratio of earnings to fixed charges has been restated to comply with FASB Statement No. 144 which requires the operating results of the properties sold in the current year to be reclassified to discontinued operations and requires restatement of previous years' operating results of the properties sold to discontinued operations.